Exhibit 12
Statement of Computation of Ratio of Earnings to Fixed Charges

	Twelve Months Ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Income (Loss) from continuing operations attributable to MDC Partners Inc.	$205,594	$(45,839)	$(29,173)	$(2,797)	$(139,663)
Additions:
Income taxes (recovery)	(168,064)	(9,404)	3,761	12,422	(4,367)
Noncontrolling interest in earnings of consolidated subsidiaries	15,375	5,218	9,054	6,890	6,461
Fixed charges, as shown below	85,552	117,055	73,184	69,001	113,188
Distributions received from equity-method investees	1,167	123	652	726	3,096
	(65,970)	112,992	86,651	89,039	118,378
Subtractions:
Equity in income (loss) of nonconsolidated affiliates	2,081	(309)	1,058	1,406	281
Noncontrolling interest in earnings of consolidated subsidiaries that have not incurred fixed charges	—	—	—	—	—
	2,081	(309)	1,058	1,406	281
Earnings (loss) as adjusted	173,797	67,462	56,420	84,836	(21,566)
Fixed charges:
Interest on indebtedness, expensed or capitalized	68,145	90,021	55,633	53,018	92,936
Amortization of debt discount and expense and premium on indebtedness, expensed or capitalized	3,022	9,135	2,270	2,247	7,762
Interest within rent expense	20,429	17,899	15,281	13,736	12,490
Total fixed charges	$85,552	$117,055	$73,184	$69,001	$113,188
Ratio of earnings to fixed charges	2.03	N/A	N/A	1.23	N/A
Dollar amount deficiency	N/A	$49,593	$16,764	N/A	$134,754